Linklaters LLP 1290 Avenue of the Americas New York, NY 10104 Telephone (+1) 212 903 9000 Facsimile (+1) 212 903 9100 matthew.poulter@linklaters.com

March 1, 2024

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Tracey Houser

Mr. Terence O’Brien

Re:	Bioceres Crop Solutions Corp.

Form 20-F for Fiscal Year Ended June 30, 2023

Form 6-K Filed September 11, 2023

File No. 001-38836

Ms. Houser and Mr. O’Brien:

Bioceres Crop Solutions Corp. (the “Company”) previously submitted to the Securities and Exchange Commission (the “SEC”) on November 14, 2023, an annual report on Form 20-F for the year ended June 30, 2023 (the “Form 20-F”), and on September 11, 2023, a current report on Form 6-K which includes an earnings release for the year ended June 30, 2023.

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated February 1, 2024. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold).

Form 20-F for Fiscal Year Ended June 30, 2023

Item 4. Information on the Company

A. History and Development of the Company

General Overview, page 42

1.	We note your presentation of Adjusted EBITDA without also presenting the most directly comparable financial measure or measures calculated and presented in accordance with IFRS-IASB with equal or great prominence. Please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Address this comment in your earnings press releases for Adjusted EBITDA, Adjusted EBITDA margin and net debt / LTM Adjusted EBITDA included as exhibits to Form 6-K in accordance with Rule 100(a) of Regulation G as interpreted by Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comments and plans to include disclosure similar to the below, which includes net profit, in the Company’s annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

We are a global company, and our agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe. Our total revenue, net profit and adjusted EBITDA for the year ended June 30, 2023 totaled US$420.1 million, US$20.2 million and US$81.2 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net profit to Adjusted EBITDA.

Further, the Company acknowledges the Staff’s comments and respectfully clarifies that in its most recent earnings release for the six-month period ended December 31, 2023, which was furnished to the SEC on Form 6-K on February 9, 2024, it drafted its disclosure to comply with Item 10I(1)(i)(A) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In addition, the Company will draft its disclosure in future filings to comply with Item 10I(1)(i)(A) of Regulation S-K and Questions 102.10(a) and 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Results of Operations, page 73

2.	Please provide a more comprehensive discussion and analysis of your operating results at both the consolidated and segment levels, including the segment profit measure used by the CODM, gross profit, that includes specific, material factors positively and negatively impacting each material line item along with an analysis of those material factors. In this regard, refer to the expanded analysis you provide in your earnings press release included in the 6-K filed on September 11, 2023. As part of your analysis, provide the impact of the Syngenta distribution and R&D agreement and the supply agreement to revenue and also your profit measures. For revenue, ensure you also discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations at the consolidated and segment levels. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

The Company acknowledges the Staff’s comments and plans to include disclosure similar to the below in the Company’s annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue for the year ended June 30, 2023 totaled $420.1 million, an increase of 25% when compared to the year ended June 30, 2022. Pro Farm revenue and the accrual of the upfront fee from the Syngenta Exclusive Global Distribution Agreement contributed $41.0 million and $32.9 million, respectively, of the increased revenue for the period. This increase in total revenue was achieved despite strong historical results for the year ended June 30, 2022 and a number of external factors that challenged growth, including a drought of historical magnitude in Argentina and negative industry dynamics in the U.S. and Brazil.

Crop Protection. Total revenue increased by $31.4 million, to $205.8 million for the year ended June 30, 2023, from $174.4 million for the year ended June 30, 2022. This increase represents an 18% growth rate and includes $31.1 in revenue from Pro Farm’s bio-protection products. Excluding this Pro Farm revenue, crop protection revenue remained almost flat, as the segment faced significant headwinds from adverse weather conditions and high levels of channel inventories in several geographies. Adjuvant sales also remained almost flat at $50 million despite a 17% reduction in sales volume.

Crop Nutrition. Total revenue increased by $48.2 million, to $157.3 million for the year ended June 30, 2023, compared to $109.1 million for the year ended June 30, 2022. At 44% growth year over year, crop nutrition saw the largest yearly increase of all three segments. Segment growth was driven by: (i) the $32.9 million accrual of the upfront fee from the Syngenta Exclusive Global Distribution Agreement, (ii) an increase of $10.0 million in micro-beaded fertilizer sales due to higher fertilizers prices (which more than offset the decrease in sales volume), and (iii) $9.8 million in sales from Pro Farm’s bio-stimulants.

Seed and Integrated Products. Total revenue increased by $5.4 million, to $56.7 million for the year ended June 30, 2023, compared to $51.3 million for the year ended June 30, 2022, an 11% increase. The increase was mainly driven by a $4.7 million increase in HB4 sales, resulting from greater sales volume when compared to the previous fiscal year, followed by increases of $3.4 million and $0.6 million in seed treatment packs and royalty payments, respectively. These revenue increases were partially offset by the initial recognition and changes in the fair value of biological assets.

Gross profit

Total gross profit increased by $58.2 million, to $184.6 million for the year ended June 30, 2023, from $126.4 million for the year ended June 30, 2022, which was mainly driven by the $32.9 million upfront fee accrual under the Exclusive Global Distribution Agreement with Syngenta, $24.9 million from the incorporation of Pro Farm products and $1.2 million from the R&D Collaboration Agreement with Syngenta.

The crop nutrition segment achieved a 57% of gross margin compared to 43% in the previous year, mainly driven by positive results from the agreements with Syngenta for the global distribution of inoculants, as well as growth in micro-beaded fertilizers sales with higher prices. Gross profit in crop protection increased due to the inclusion of $16.8 million from Pro Farm products. Excluding these items, gross profit for this segment was almost flat year over year, in line with sales performance. The incorporation of Pro Farm products into the portfolio increased the average margin for this segment from 29% to 33%. Finally, despite higher sales, gross profit contribution from Seed & Integrated Products decreased by 13%, heavily impacted by product mix.

Further, in respect of additional disclosure relating to Syngenta, the Company respectfully notes that, although the Exclusive Global Distribution Agreement was already in force as of June 30, 2023, no significant results in relation to the variable consideration component were recognized in the year ended June 30, 2023 due to operational delays in launching the distribution arrangement. The Company will add further disclosure relating to the impact of the upfront fee in future filings.

B. Liquidity and Capital Resources, page 77

3.	We note your disclosure on page 20 that the Argentinian subsidiaries are temporarily restricted from making payments for foreign debt. Please provide a discussion of where your cash and cash equivalents are held, the amount of debt held outside of Argentina and how you are making payments on this debt. Refer to Item 303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section IV) for guidance.

In response to the Staff’s comment, the Company respectfully clarifies that its Argentine subsidiaries are “subject to certain restrictions on payments of foreign indebtedness through the foreign exchange market (the “FX Market”).” Although there are limitations on the ability of the Argentine subsidiaries to make payments of foreign indebtedness through the foreign exchange market (which are discussed in more detail in the Form 20-F), these limitations are not a total restriction that would completely preclude these subsidiaries from making payments abroad. Although these restrictions exist, the Company understands that its Argentine subsidiaries are able to meet their foreign debt obligations. In addition, the Company does not consider it necessary to disclose in which jurisdictions it holds its cash and cash equivalents, the amount of debt held outside of Argentina and how payments are made on such debt.

4.	Please expand your analysis of operating cash flows to discuss the material factors impacting the amount recognized to explain the material factors resulting in you recognizing positive, near breakeven cash flows of $2.6 million for fiscal year 2023 compared to negative operating cash flows of $17.5 million for fiscal year 2022. As part of your analysis, address the increase in trade receivables of $56.9 million, which appears to have increased at a higher rate than revenues. An analysis of days sales outstanding or other measures utilized by management to monitor the aging of your trade receivables, the largest components of total current assets, may be useful to an investor. Refer to Item 303(b)(1)(i) of Regulation S-K and Section 501.13 of the Financial Reporting Codification (i.e., Release 33-8350, Section IV) for guidance.

The Company acknowledges the Staff’s comments and plans to include disclosure similar to the below in the Company’s annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Even though earnings before interest, taxes and depreciation increased, cash generated by operating activities reached $2.6 million for the year ended June 30, 2023, due to our incremental working capital outflow. This was mainly driven by an increase in trade receivables of $56.9 million, recoverable income tax of $16.2 million and other receivables of $11.5 million. The severe drought in Argentina negatively impacted our clients and in turn payment terms for trade receivables and other receivables. Days of sale and inventory outstanding increased by an average of 15%, while days payables outstanding remained almost flat in the year ended June 30, 2023 when compared to the year ended June 30, 2022.

Consolidated Statements of Comprehensive Income, page F-8

5.	Please tell us what the total amount for Revenues from contracts with customers, Initial recognition and changes in fair value of biological assets at the point of harvest, and changes in the net realizable value of agricultural products after harvest represents and why you believe it is in accordance with IAS 1.85 and IAS 41.

The Company acknowledges the Staff’s comments and understands that presenting the sum of revenues from contracts with customers, initial recognition and changes in fair value of biological assets at the point of harvest, and changes in the net realizable value of agricultural products after harvest is in accordance with IAS 1.85 and is relevant to assist investors to understand the performance of the Company’s comprehensive income for each fiscal year. Such line items are measured in accordance with IFRS, and the sum of these items is presented in a clear and understandable way for all comparative periods with the same prominence as subtotals required to be presented under IFRS. However, the Company respectfully clarifies that in the Forms 6-K furnished to the SEC (i) on November 29, 2023, which included its unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023, and for the three-month periods ended September 30, 2023 and 2022, and (ii) on February 28, 2024, which included its unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2023, and for the three and six-month periods ended December 31, 2023 and 2022, the total line for such line items were not presented, and the Company will follow this approach in future filings.

2. Accounting Standards and Basis of Preparation

Functional currency and presentation currency, page F-14

6.	We note your disclosures that beginning on July 1, 2022, the main Argentinian subsidiaries changed their functional currency from Argentine Pesos to United States dollars. Please provide us with a more comprehensive discussion of the specific facts and circumstances of the events that led management to conclude that there was a change to the functional currency of the main Argentinian subsidiaries and how management concluded that the United States dollar now reflects the underlying transactions, events and conditions of these subsidiaries. As part of your response, provide the specific references to the guidance in IAS 21 that supports your conclusions. Finally, provide disclosures for this change that provides investors with a better understanding of these facts and circumstances that led to the change in functional currency and how the change in functional currency specifically impacted your consolidated financial statements here or within MD&A.

The Company acknowledges the Staff’s comment and clarifies that in accordance with IAS 21.9 and 21.10, it has considered the following factors to determine the functional currency of its subsidiaries:

i.	Currency: the sales prices for goods and services are mainly influenced and determined by the U.S. dollar. Exports are settled in U.S. dollars, and sales in Argentina are priced in U.S. dollars and settled in Argentine Pesos by reference to the U.S. dollar exchange rate. Changes in pricing are mainly driven by the fluctuation of commodities prices in international markets. Commodities, such as grains, oilseeds, diammonium phosphate, monoammonium phosphate, are part of the cost component of our products and the main factors in setting our sales prices. Further, most of our competitors are international companies, which have products that are priced in U.S. dollars and affected by changes in international markets. Therefore, the market in which the Company operates and the competitive forces of that market affect the determination of sales prices, which are influenced by the U.S. dollar.

ii.	The influence of currencies in labor, materials and other costs of providing goods: 87% of the total expenditures relating to costs of providing goods were determined and settled in U.S. dollars or indexed to the U.S. dollar. These are mainly related to supplies and raw materials, which are priced in the international markets. Other relevant capital expenditures and expenses are related to spare parts and other imported goods, the prices of which are also formed in the international markets. Further, Argentina’s significant economic volatility in recent years has caused materials and other costs of providing goods that the Company acquires from the Argentine domestic market to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

iii.	The currency in which funds from financing activities (i.e., issuing debt and equity instruments) are generated: approximately 80% of the Company’s outstanding debt is denominated in, or indexed to, the U.S. dollar.

iv.	The currency in which revenues from operating activities are usually received: 94% of collections in Argentina are indexed to the U.S. dollar.

The Company respectfully notes that, from the analysis of the primary factors in determining the functional currency of its Argentine subsidiaries, in particular the increased influence of exchange rates on costs of operations, which are indexed to the U.S. dollar, there is strong evidence that the functional currency has changed to the U.S. dollar. Further, in spite of inflation rate and devaluation misalignment, the Company has been able to continue to price its products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable given that demand for the type of products commercialized by the Company is relatively inelastic compared to non-essential goods and services.

In addition, the mismatch between inflation rates and devaluation referred to above became more pronounced during the first half of the year ended June 30, 2022, reaching higher misalignment levels during the second half of that fiscal year. It is also important to note that the significant devaluation of the Argentine Peso in relation to the U.S. dollar in the fiscal year ended June 30, 2023 did not affect the Company’s prices as those continued to be set and influenced by the U.S. dollar.

The Company notes that, following the merger with Pro Farm, which closed at the beginning of the year ended June 30, 2023, among other business combination transactions explained in the Company’s financial statements, the Company established a global commercial strategy with a view to unifying pricing policies for the commercialization of its products.

As stated in Paragraph 13 of IAS 21, “…once determined, the functional currency is not changed unless there is a change in those underlying transactions, events and conditions.” The Company decided to re-evaluate its functional currency due to the effect on the Company’s business of the business combination transactions referred to above and the macroeconomic conditions described above, which became more pronounced during the first half of the year ended June 30, 2022.

The Company assessed that the primary indicators were conclusive for the period analyzed, but also considered secondary indicators. The result of such analysis also led to the conclusion that the U.S. dollar is the relevant currency for cash generation from both operating and financing activities.

The Company plans to include disclosure similar to the below in its annual report on Form 20-F for the fiscal year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Introductory note

For the years ended June 30, 2022 and 2021, our Argentine subsidiaries applied IAS 29 “Financial reporting in hyperinflationary economies,” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed for non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. As of June 30, 2018, the cumulative inflation in Argentina exceeded 100%. Therefore, as of July 1, 2018, the Argentine economy was considered hyperinflationary, in accordance with IAS 29.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

In short, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as fair value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, presented in a separate line item.

From July 1, 2022, our main Argentine subsidiaries changed their functional currency from the Argentine Peso to the U.S. dollar as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine Peso, as well as the effect on the Company’s business of certain business combination transactions. From an IAS 21 perspective, there is strong evidence that the functional currency has changed to the U.S. dollar due to the fact that: (i) the sales prices for goods and services are mainly influenced by the U.S. dollar and (ii) the increasing influence of transactions indexed to the U.S. dollar. In accordance with IAS 21, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities.

In accordance with IAS 21, the effects of the change in functional currency were recorded prospectively. Accordingly, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements.

4. Summary of Significant Accounting Policies

4.18 Revenue Recognition, page F-30

7.	Please expand your accounting policy to provide the following information:

• A more comprehensive explanation of the methods used to recognize revenue for services recognized over time per IFRS 15.124.

• When you recognize revenue for services are not able to be estimated reliably.

• Significant payment terms per IFRS 15.117 and IFRS 15.119(b).

• Obligations for returns, refunds, warranties, or other similar obligations per IFRS 15.119(d) and 119(e).

• A more comprehensive discussion of the significant judgments in estimating variable consideration per IFRS 15.123 and 126.

The Company acknowledges the Staff’s comments and plans to include disclosure similar to the below in its annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

4.18 Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery, but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

The timing of performance sometimes differs from the timing that the associated consideration is received from the customer, thus resulting in the recognition of a contract asset or contract liability. We recognize a contract liability if the customer’s payment of consideration is received prior to completion of our related performance obligation.

As a part of our customary business practices, we offer a number of sales incentives to our customers, including volume discounts, retailer incentives, prepayment options and other product rebates. For all such contracts that include any variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price for consideration requires significant judgment, we have meaningful historical experience with incentives provided to customers and estimate the expected consideration in view of historical patterns of incentive payouts. These estimates are reassessed each reporting period.

We also offer an assurance warranty, which gives customers a refund or exchange right in the case the delivered product does not conform to specifications. Replacement products are accounted for under the warranty guidance if the customer exchanges one product for another of the same type, quality, and price. We have significant experience with historical return patterns and use this experience to include returns in the estimate of transaction price.

We mainly provide R&D services and seed treatment services. Revenue associated with services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Each of the services to be provided has a detailed work plan in which all activities to be rendered are listed. The stage of completion for services is determined in accordance with the execution of the performed tasks listed in the respective work plan. The level of execution of such services is provided by our technical experts, who provide information relating to the transfer of goods or services. We have no material revenue for services that cannot be reliably estimated.

Revenue for usage-based royalties relating to licensed intellectual property rights is recognized at the later of when the performance obligation is satisfied and when a sale or use occurs.

6. Acquisitions and Other Significant Transactions

Syngenta Seedcare Agreement, page F-34

8.	We note that you entered into an exclusive global distribution and R&D collaboration agreement and also an exclusive supplier agreement with Syngenta on September 12, 2022. Please provide us with a description of the material terms of both of the agreements, your accounting for all of the material components in the contract and how you are accounting for these agreements along with specific references to the applicable authoritative literature. Ensure that your response addresses the following:

• How you concluded that the $50 million upfront payment by Syngenta was only to be allocated to the rights to use your trademarks even though the agreement also includes the right to be an exclusive global distributor of certain of your products and also the joint R&D program. To the extent that you concluded that the right as an exclusive distributor of your products and the right to use your trademarks represents one performance obligation, provide us with your analysis of the guidance in IFRS 15.31 through 38 such that the single performance obligations is satisfied at a point in time rather than over time. Refer to the guidance in IFRS 15.B48 through B62.

• For the sales-based royalty of 50% to 30% of the profits generated by sales conducted by Syngenta depending on the geography and the year, please provide us with your analysis of the material terms and the guidance in IFRS 15.B63 through B63B to support your conclusion that the royalty revenues are to be recognized at the later of when the performance obligation is satisfied or the sale occurs rather than as variable consideration in accordance with IFRS 15.50 through 59. Also address how the minimum global target for royalties impacts your recognition of revenue.

• We note your statement that the products sold to Syngenta under the Supply Agreement are set at fair market value. Please explain what you mean by fair market value and how Syngenta will be able to generate any gross profit, if they are buying the products at the same price as any other market participant.

The Company acknowledges the Staff’s comments and has set forth below a summary of the material terms of the Syngenta Seedcare Agreement and the Company’s accounting analysis with respect thereto.

Material terms

a.	The Company granted Syngenta the license to sell and distribute globally (except for Argentina) certain of the Company’s biological products.

b.	The Company will supply the licensed products pursuant to a Supply Agreement.

c.	The Company and Syngenta agreed to jointly collaborate in the development and registration of other projects currently under development by the Company and new bio-based products or solutions.

d.	The license term is ten years, but implementation is staggered, commencing in January 2023 for phase one territories, and in January 2024 for phase two territories.

e.	Syngenta made an upfront payment to the Company of $50 million.

f.	The Company will be entitled to 30%-50% of the profits generated by sales made by Syngenta, depending on the geography and the year.

g.	Syngenta will cover all operating expenses incurred in connection with marketing and sales.

h.	The manufactured products will be purchased by Syngenta at a price equivalent to the production cost plus a profit margin, to be agreed upon by the parties in compliance with applicable laws. Consequently, for purposes of complying with transfer pricing regulations, the price to be paid will be a price below market conditions for an exclusive supply agreement (i.e., the fair market value).

i.	Syngenta will set the final customer resale prices.

j.	Syngenta will pay for 70% of the costs associated with the development and registration of “early development products” and “new products” (specified in the R&D Collaboration Agreement), and the Company will pay for the remaining 30% of such costs. The costs associated with the development and registration of “late development products” will be paid solely by the Company.

k.	The Exclusive Global Distribution Agreement has a “claw back” provision pursuant to which the Company shall pay a penalty to Syngenta upon the occurrence of certain termination events.

l.	The Exclusive Global Distribution Agreement also has a penalty provision which provides that if the minimum global target for royalties is not achieved, the Company may decide to terminate Syngenta’s exclusivity. Syngenta has the option to retain exclusivity by covering any shortfall in the global minimum target for royalties. Other provisions under the Exclusive Global Distribution Agreement are not affected by Syngenta’s failure to meet the minimum global target for royalties, nor is the revenue model affected by this. The Company is not required to pay consideration to Syngenta under the minimum global target provision under any circumstances.

Accounting analysis

The license granted is within the scope of IFRS 15. Part of the Company’s ordinary activities include the development of biotechnology and the licensing of such rights to use or access that technology. Syngenta meets the definition of a “customer” in accordance with IFRS 15.

The parties agreed that the Company will manufacture the products listed in the Exclusive Global Distribution Agreement. Manufacturing and selling products are part of the Company’s ordinary activities. Thus, the sale of goods is an activity within the scope of IFRS 15. Therefore, for the sale of goods, Syngenta meets the definition of a “customer” in accordance with IFRS 15.

For R&D activities, except for “late development products” (as defined in the R&D Collaboration Agreement), the Company and Syngenta share the risks and benefits resulting from the completion of the developments. In this sense, both parties have jointly agreed to the investment percentage that each party will make. Ownership of the products will be jointly held, and benefits of the products will be allocated in line with the investments made by each party. For R&D activities, Syngenta does not meet the definition of a “customer” in accordance with IFRS 15.6. The Company concluded that relevant decisions relating to the R&D Collaboration Agreement will be taken by unanimous vote and that IFRS 11 should be applied for R&D activities carried out pursuant to the R&D Collaboration Agreement. As discussed above, the R&D Collaboration Agreement mainly relates to “early development products” and “new products,” and not to the products within the scope of the Exclusive Global Distribution Agreement.

The R&D activities relating to “late development products”, the cost of which will be covered by the Company, are within the scope of IFRS 15. The Company is an R&D services provider, and Syngenta meets the definition of a “customer” in accordance with IFRS 15.

Performance obligations identified.

•      Licensing of intellectual property rights

•      Manufacturing and sale of goods

•      R&D services

In accordance with IFRS 15.27, the Company has determined that all the performance obligations are separable from each other. As stated in Example 56 of Part B of IFRS 15, although the manufacturing and R&D services necessarily depend on the license agreement, the license, the manufacturing, and the R&D services do not significantly affect each other. Therefore, the Company concluded that the performance obligations are separately identifiable.

Licensing of Biological Intellectual Property Rights

The Company identified a license of intellectual property rights, which relates to biological products, such as patents, inventions, information, data (including registration data), know-how, among others. Further, the Company analyzed the criteria mentioned in Paragraph B58 of IFRS15 and concluded that they are not met. The license granted to Syngenta relates to biological intellectual property rights that have significant independent functionality. Further, it is not expected that the Company will undertake activities that significantly affect the intellectual property to which Syngenta has rights, and Syngenta will benefit from such intellectual property rights, as available, from the effective date. The Company’s activities are not expected to significantly affect the biological products (e.g., their formula) or functionality.

In accordance with Paragraph B61 of IFRS 15, revenue derived from a license that provides the right to use intellectual property cannot be recognized before the beginning of the period during which the customer is able to use and benefit from it. Syngenta may use the license and therefore benefit from it (under the terms of Paragraph B61 of IFRS 15), as from the following dates:

a.	January 1, 2023: as of this date, Syngenta may use intellectual property rights for existing biological products in all countries except Argentina and the countries specified in (b) below; and

b.	January 1, 2024: as of this date, Syngenta may use the intellectual property rights for biological products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay.

Furthermore, the intellectual property license pursuant to which the Company has assigned the right of use has a variable consideration component, which is calculated as 30% to 50% (depending on the years and territories) of the gross margin (calculated as revenue that Syngenta obtains from the commercialization of biological products, less the cost of sale of such biological products). Given that this variable consideration is related to the license of intellectual property, the guidance in Paragraphs 58 and B63 of IFRS 15 is applicable. Therefore, the Company applies the exception for sales-based royalties revenues recognition where revenues are recognized when the sale of biological products by Syngenta to third parties takes place. Syngenta regularly provides reports to the Company with information on the gross margin obtained in the period for the purposes of accounting recognition.

It is important to note that for the year ended June 30, 2023, the Company did not recognize any variable consideration in its financial statements due to operational delays that Syngenta had in launching sales.

Manufacturing and sale of goods

The Company recognizes revenue as it satisfies performance obligations of transferring control of the promised good to Syngenta. This performance obligation is satisfied at a point in time when control of the products is transferred to Syngenta. This performance obligation includes the right to use the commercial name of the products and is remunerated as part of the sale of such products, which is consistent with previous distribution agreements entered into by the Company. Syngenta may only use the Company’s trademark when selling the Company’s products pursuant to the Exclusive Global Distribution Agreement.

R&D Services

The Company recognizes revenue by reference to the stage of completion of the R&D service at the end of the reporting period that is determined by the Company’s staff and previously agreed with Syngenta. The stage of completion for services is determined according to the execution of the performed tasks listed in the respective service work plan. Each service has a detailed technical work plan which lists all activities and tasks to be performed.

Penalty provisions

The termination events that would trigger the payment of a penalty (i.e., the claw back provision) are under the Company’s control as they relate to the Company’s unilateral decision to terminate the Exclusive Global Distribution Agreement or a decision to sell the Company’s biological products business. Considering that there is no past event that would trigger the recognition of a liability, and that such decisions are under the Company’s control, no accounting impact has been recognized for such clauses.

Allocation of consideration of payment

To determine the suitable method for estimating the standalone selling price of the license, as required by Paragraphs 76-80 of IFRS 15, the Company considered that the license has no observable price. Therefore, the Company considered Paragraph 79 (a)-(c) of IFRS 15 and determined that the residual approach should be applied as the standalone selling price for the license is highly uncertain because the Company has not yet licensed such rights to other third parties and has not yet established a price for such license.

The residual approach involves estimating a standalone selling price for the remaining goods or services by deducting from the total transaction price the sum of the estimated or observable standalone selling prices of other goods and services in the contract. Given that the remaining good and services in the agreement are sold at estimated or observable standalone selling prices, the standalone selling price for the license was estimated based on the residual approach.

Licensing of Intellectual Property Rights

In accordance with Paragraph 47 of IFRS 15, the Company assessed that the transaction price includes fixed and variable consideration. The fixed consideration amounts to $48.6 million and relates to the stand-alone selling price of the license, and the variable consideration corresponds to 30% to 50% of the gross profits from the sale of licensed products.

According to the analysis presented above, this performance obligation is the granting of a license that gives Syngenta the right to use the licensed intellectual property rights. As such, revenue is recognized when Syngenta has the right to use and benefit from such licensed intellectual property rights. Considering Paragraphs B48 to B51 of IFRS 15, the Company concluded that the amount of the upfront fee calculated in consideration for the transfer of the promised license should be recognized as follows, according to the relevant territories:

a.	$32.9 million was recognized as revenue in January 2023, relating to the countries where Syngenta may use the license for existing products, and

b.	$15.7 million is recognized as revenue in January 2024, when Syngenta is able to use the license for existing products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay.

The Company estimated the split based on gross margin projections for the products in the relevant territories.

In accordance with Paragraphs 58 and B63 of IFRS 15, the Company will apply the exception for variable consideration for sales-based royalties in respect of the variable consideration component of the consideration paid by Syngenta. This is based on the analysis that the royalty is related to the intellectual property rights license discussed above, as it is part of the remuneration for granting of the right to use the intellectual property rights for such biological products (Paragraph B63A of IFRS 15). Sales-based royalties are recognized when the sale occurs. The Company uses information provided periodically by Syngenta for its estimates.

Manufacturing and sale of goods

In accordance with Paragraph 38 of IFRS 15, revenue is recognized when the goods are transferred by the Company and accepted by Syngenta. Syngenta will pay the Company for the manufactured products at a price equivalent to the production cost plus a profit margin agreed upon by the parties, in compliance with applicable laws. Consequently, for the purposes of complying with transfer pricing regulations, the price to be paid will be determined in accordance with market conditions for an exclusive supply agreement, i.e., the fair market value. The Company will clarify disclosure relating to this in future filings.

R&D Services

In accordance with Paragraphs 41 and B14-B19 of IFRS 15, the Company determined the method that best depicts the transfer of control of services is the output method, which refers to the stage of completion of the service at the end of the reporting period and is determined in accordance with the execution of the performed tasks listed in the respective work plan. Accordingly, revenue is recognized on an output basis. Standalone selling prices for these services are determined based on the expected cost plus a margin approach.

9. Taxation, page F-58

9.	We note the reconciliation that you provide from the statutory tax rate to the effective tax rate. It does not appear that the beginning point of the reconciliation is earnings before income tax multiplied by the Argentine statutory rate, as disclosed, for any period presented. Please tell us how your presentation for each period presented complies with the disclosure requirements in IAS 12.81(c). Further, please provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.

The Company acknowledges the Staff’s comments and respectfully clarifies that in the Forms 6-K furnished to the SEC on November 29, 2023, which included its unaudited interim condensed consolidated financial statements as of September 30, 2023 and June 30, 2023, and for the three-month periods ended September 30, 2023 and 2022, and on February 28, 2024, which included its unaudited interim condensed consolidated financial statements as of December 31, 2023 and June 30, 2023, and for the three and six-month periods ended December 31, 2023 and 2022, the Company presented the following introduction disclosure to the reconciliation table from statutory tax rate to the effective tax rate and will include similar disclosure in future filings.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Further, the Company acknowledges the Staff’s comments and will include disclosure similar to the below in the Company’s annual report on Form 20-F for the year ended June 30, 2024 and in future annual reports to be filed with the SEC:

Income tax

For the year ended June 30, 2023, income tax calculated at the tax rates applicable in the countries where we operate amounted to an income of $1.3 million. Income tax has been adjusted for the net effect of tax inflation adjustments for a $7.9 million gain and IAS 29 inflation effects for a $8.1 million loss, among other non-deductible expenses and non-taxable gains.

For the year ended June 30, 2022, income tax calculated at the tax rates applicable in the countries where we operate amounted to an expense of $9.2 million. This income tax has been mainly adjusted for IAS 29 inflation effects of $10.7 million and was mainly offset by tax inflation adjustments of $1.8 million.

Statutory taxes rates in the main countries where we operate for the years presented are:

Tax jurisdiction	Tax rate
Argentina	25% - 35%
Cayman Islands	0%
Paraguay	10%
Uruguay	25%
France	25%
Brazil	34%
United States of America	21%

6-K Filed September 11, 2023

Exhibit No. 99.1

10.	Please provide reconciliations for all non-GAAP financial measures presented for each period presented from the most comparable financial measure or measures calculated and presented in accordance with IFRS-IASB in accordance with Rule 100(a)(2) of Regulation G, as interpreted by Question 102.10(b) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Please refer to our response to comment No. 1 above.

* * * * * * * * *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 903-9306 or matthew.poulter@linklaters.com.

Yours faithfully,

/s/ Matthew S. Poulter, Esq.
Matthew S. Poulter, Esq.